ESPOSITO PARTNERS

275 Madison Avenue

14th Floor

New York, NY 10016

(212) 537-3896

(888) 533-9995

June 29, 2016

VIA ELECTRONIC MAIL

David Cohen

Chief Executive Officer

Carolco Pictures, Inc.

dc@carolcopictures.com

Re:	Retention of Esposito Partners, PLLC

Dear David:

This letter will memorialize our agreement concerning Esposito Partners’ (“EP”) engagement with Carolco Pictures (Carolco), and your corporate vision, business plans and strategic initiatives. As we discussed, we will concentrate on growth, branding and profitability with an eye towards increasing Carolco’ near term revenue.

I will act as Chief Legal Officer, member of the Board of Directors and Secretary of the Board for Carolco and will provide both legal and business advice in relation to all aspects of Carolco’ operations, as well as general advice in assisting Carolco with the realization of its goals. Likewise, the attachment of Esposito Partners’ name, synonymous with trustworthiness, honesty and the highest caliber of legal representation, will have an additive effect on Carolco’s good-will.

Ordinarily, for non-financial services industry clients, when EP agrees to charge an hourly rate it is $1,125 per hour. With respect to this part-time representation, however, considering our longstanding relationship, and as we discussed, EP will accept a non-refundable $60,000 retainer payment, earned and payable in full as of the execution of this engagement agreement. Carolco may, at its option, remit Carolco common stock in an amount equivalent to $60,000 in lieu of any cash payment as described above.

You may cancel this agreement any time you like, by letter, fax, electronic mail (or any other form of writing), should you ever become dissatisfied with EP’s services.

We will bill you for expenses, if any, on a monthly basis, though any expenses over $50 will be approved by you prior to accumulation.

www.eplawllc.com

David Cohen

June 29, 2016

Since EP represents a number of diverse clients, which may include clients involved in activities affecting you, we have agreed that your representation by EP in the present and any future matters will not be grounds for asserting a conflict of interest in any work that EP may do for other clients that is unrelated to work EP does for you. Indeed, EP’s representation of clients in related or similar fields is intended to benefit each of EP’s clients, including, but not limited to, Carolco, and EP.

In the event that a dispute arises between EP and you relating to our fees or representation, you agree to submit such dispute to a single arbitrator under the then availing Commercial Rules of Arbitration of the American Arbitration Association. The venue for such arbitration shall be in the borough of Manhattan, New York City, New York. The laws of the State of New York, without reference to conflicts of laws, shall govern any arbitration. The arbitrator shall be authorized to award costs and attorney fees to the prevailing party.

Unless we receive different instructions from you, we will retain at least electronic copies of all your files for a period of five years after completion.

Finally, because an equity position may be involved here, we are required to advise you to have this agreement reviewed by independent counsel prior to signing it.

If these terms and conditions are acceptable, please sign this letter in the space below and return it to me by electronic mail.

ESPOSITO PARTNERS, PLLC

By:	/s/ Frank M. Esposito, Esq.
Frank M. Esposito, Esq.

AGREED:

CAROLCO PICTURES, INC.

/s/ David Cohen
David Cohen

www.eplawllc.com